Exhibit 99.1

Trillion Energy Announces Warrant Extension

May 21, 2026 – Vancouver, British Columbia – Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLED) (Frankfurt: Z62) is pleased to announce that the Company intends to extend the expiry date of an aggregate of 4,633,965 outstanding post-consolidation warrants issued in connection with various tranche closings of a non-brokered private placement of which 2,646,471 warrants were issued on May 28, 2024, 1,228,444 warrants were issued on May 31, 2024, 306,495 warrants were issued on June 10, 2024 and 452,555 warrants were issued on June 19, 2024 (the “2024 Warrants”).

The exercise price of the 2024 Warrants is $0.90 (post consolidation) and remains unchanged. The 2024 Warrants have original expiration dates of May 28, 2026, May 31, 2026, June 10, 2026 and June 19, 2024. The Company proposes to extend each of the expiration dates of the 2024 Warrants by one additional year to May 28, 2027, May 31, 2027, June 10, 2027 and June 19, 2027, respectively (the “Extension”).

The Canadian Securities Exchange (the “CSE”) has granted an exemption from the requirement of Section 6.7(3)(d) (at least 10 trading days remain before the expiry date) of CSE Policy 6 to permit the Company to undertake the Extension. No action will be required on the part of the holders of the 2024 Warrants to give effect to the Extension. In accordance with the requirements of the CSE, the terms of any warrants issued as compensation warrants or as finder warrants are not eligible for amendment.

As one of the directors of the Company is the beneficial owner of 160,000 of the 2024 Warrants, the Extension may constitute a “related party transaction” as defined under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Extension is exempt from the formal valuation and minority shareholder approval requirements under MI 61-101 as the fair market value of the 2024 Warrants issued to insiders does not exceed 25% of the market capitalization of the Company.

The 2024 Warrants will continue to be subject to an acceleration provision whereby the Company may accelerate the expiry date to a date that is 30 calendar days following notice to the holders if the closing price of the Company’s Shares on the CSE is equal to or greater than C$1.75 for a period of seven consecutive trading days.

All other terms and conditions of the 2024 Warrants will remain unchanged.

About Trillion Energy International Inc.

Trillion Energy International Inc. is a Canadian oil exploration company focused on Türkiye. The Company has an agreement to earn a 29% working interest in the M47 oil exploration block (C3 and C4 licences) located in the Cudi-Gabar petroleum province of Southeastern Türkiye. The earn-in includes funding a total of US$15 million for 2026 and 2027 work commitments. More information may be found on www.sedarplus.ca and on the Company’s website at www.trillionenergy.com.

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Requests for further information should be directed to:

Trillion Energy International Inc.

Scott Lower, President

Brian Park, Finance

1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws, including but not limited to: statements regarding the estimated timing for filing the Company’s year-end audited financial statements and the lifting of the MCTO; the anticipated closing timeline of the US$9,500,000 Tranche 1 funding transaction; the Company’s strategic direction and focus on the M47 block; the Company’s earn-in obligations and work program commitments; and the business and affairs of the Company generally. Forward-looking information is based on a number of assumptions considered reasonable by management as of the date hereof including, without limitation: the timely completion of audit files; JOA partner approvals; prevailing oil prices and foreign exchange rates; access to capital; and the availability of required services and equipment. Forward-looking information is subject to known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s control, that may cause actual results to differ materially, including: the risk of further audit or administrative delays; commodity price risk; drilling and operational risk; regulatory risk in Türkiye; JOA partner risk; access to financing; and currency risk. Additional risk factors are described in the Company’s most recent management’s discussion and analysis filed on SEDAR+. Readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained in this news release is made as of the date hereof and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise, except as expressly required by applicable securities law.

Neither the Canadian Securities Exchange nor its regulation services provider accepts responsibility for the adequacy or accuracy of this news release.